                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)<F*>


                         DELPHI FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                     Class A Common Stock, $.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  247131 10 5
-------------------------------------------------------------------------------
                                (CUSIP Number)

    Harold F. Ilg                         COPY TO:  Robert M. LaRose, Esq.
    SAFETY NATIONAL CASUALTY CORPORATION            THOMPSON COBURN
    2043 Woodland Parkway                           One Mercantile Center
    St. Louis, Missouri  63146                      St. Louis, Missouri  63101
    (314) 995-5300                                  (314) 552-6068

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 9, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No.  247131 10 5                               Page   2   of   8   Pages
         ---------------------                            -----    -----
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Harold F. Ilg
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>            (a) / /
                                                                      (b) / /


-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4     SOURCE OF FUNDS<F*>

      Not Applicable <F1>
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)      / /


-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF SHARES        -0-
                 --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

   OWNED BY             665,813
                 --------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

   REPORTING            -0-
                 --------------------------------------------------------------
    PERSON        10    SHARED DISPOSITIVE POWER

     WITH                665,813
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      665,813
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES<F*>    / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.83%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON<F*>

      IN
-------------------------------------------------------------------------------
[FN]
<F1>  Harold F. Ilg, Linda S. Ilg, and the Ilg Family L.P. No. 1 (the "Filing
Persons") have filed this Amendment No. 1 to Schedule 13D to disclose the decrease in the percentage of Delphi Class A Common Stock, $.01 par value, beneficially owned by them as a result of their sales of a cumulative total of 60,800 shares of such stock. Consequently, no funds or other consideration were used by the Filing Persons in the transactions required to be disclosed on this Amendment No. 1 to Schedule 13D.

                  <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  247131 10 5                               Page   3   of   8   Pages
         ---------------------                            -----    -----
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Linda S. Ilg
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>             (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS<F*>

      Not Applicable <F1>
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)      / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF SHARES        -0-
                 --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

   OWNED BY             665,813
                 --------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

   REPORTING            -0-
                 --------------------------------------------------------------
    PERSON        10    SHARED DISPOSITIVE POWER

     WITH                665,813
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      665,813
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES<F*>     / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.83%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON<F*>

      IN
-------------------------------------------------------------------------------
[FN]
<F1>   Harold F. Ilg, Linda S. Ilg, and the Ilg Family L.P. No. 1 (the "Filing
Persons") have filed this Amendment No. 1 to Schedule 13D to disclose the decrease in the percentage of Delphi Class A Common Stock, $.01 par value, beneficially owned by them as a result of their sales of a cumulative total of 60,800 shares of such stock. Consequently, no funds or other consideration were used by the Filing Persons in the transactions required to be disclosed on this Amendment No. 1 to Schedule 13D.

                  <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  247131 10 5                               Page   4   of   8   Pages
         ---------------------                            -----    -----
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ilg Family L.P. No. 1
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>             (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS<F*>

      Not Applicable <F1>
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)      / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Missouri
-------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF SHARES        -0-
                 --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

   OWNED BY             665,813
                 --------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

   REPORTING            -0-
                 --------------------------------------------------------------
    PERSON        10    SHARED DISPOSITIVE POWER

     WITH                665,813
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      665,813
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES<F*>     / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.83%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON<F*>

      PN
-------------------------------------------------------------------------------
[FN]
<F1>  Harold F. Ilg, Linda S. Ilg, and the Ilg Family L.P. No. 1 (the "Filing
Persons") have filed this Amendment No. 1 to Schedule 13D to disclose the decrease in the percentage of Delphi Class A Common Stock, $.01 par value, beneficially owned by them as a result of their sales of a cumulative total of 60,800 shares of such stock. Consequently, no funds or other consideration were used by the Filing Persons in the transactions required to be disclosed on this Amendment No. 1 to Schedule 13D.

                   <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------------------------------------------------------
CUSIP No.  247131 10 5                               Page   5   of   8   Pages
         ---------------------                            -----    -----
-------------------------------------------------------------------------------


ITEM 1.     SECURITY AND ISSUER

            This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Delphi Class A Common Stock"), of Delphi Financial Group, Inc. ("Delphi"). The address of the principal executive offices of Delphi is 1105 North Market Street, Suite 1230, Wilmington, Delaware 19899.

ITEM 2.     IDENTITY AND BACKGROUND

            1. (a)      Name:  Harold F. Ilg

               (b) Residence address: 100 L'Ambiance Circle, Unit 202, Naples, Florida 34108.

               (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: Vice Chairman of the Board of Safety National Casualty Corporation, an indirect wholly owned subsidiary of Delphi ("Safety National"), the principal business of which is providing excess workers' compensation insurance policies for self-insured employers. The address of the principal executive offices of Safety National is 2043 Woodland Parkway, St. Louis, Missouri 63146.

               (d) Harold F. Ilg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Harold F. Ilg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)      Citizenship:  United States

            2. (a)      Name:  Linda S. Ilg

               (b) Residence address: 100 L'Ambiance Circle, Unit 202, Naples, Florida 34108.

               (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: Community service for various organizations; residence address, 100 L'Ambiance Circle, Unit 202, Naples, Florida 34108.

               (d) Linda S. Ilg has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Linda S. Ilg has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)      Citizenship:  United States

            3. (a)      Name:  Ilg Family L.P. No. 1 (the "Partnership")

               (b) Business address: 100 L'Ambiance Circle, Unit 202, Naples, Florida 34108.

               (c) Principal business and address: The Partnership was organized to acquire, operate, manage and otherwise invest in and deal with real and personal property as investment, and to conduct such other activities related or incidental thereto as may be convenient, necessary or desirable to promote the business of the partnership. The address of the principal executive offices of the Partnership is 100 L'Ambiance Circle, Unit 202, Naples, Florida 34108.

               (d) The Partnership has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

-------------------------------------------------------------------------------
CUSIP No.  247131 10 5                               Page   6   of   8   Pages
         ---------------------                            -----    -----
-------------------------------------------------------------------------------

               (e) The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Partnership has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)      State of Organization:  Missouri

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Harold F. Ilg, Linda S. Ilg and the Ilg Family L.P. No. 1 (the "Filing Persons") have filed this Amendment No. 1 to Schedule 13D to disclose the decrease in the percentage of Delphi Class A Common Stock beneficially owned by them as a result of their sales of a cumulative total of 60,800 shares of such stock. Consequently, no funds or other consideration were used by the Filing Persons in the transactions required to be disclosed on this Amendment No. 1 to Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

            The Filing Persons disposed of the 60,800 shares of Delphi Class A Common Stock in the ordinary course of their investment decision-making. The Filing Persons may, in their discretion, dispose of additional Delphi Class A Common Stock on such dates and in such amounts as may be determined in the future in the ordinary course of their investment decision-making.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) Each of Harold F. Ilg, Linda S. Ilg and the Partnership may be deemed to be the beneficial owner of 665,813 shares of Delphi Class A Common Stock, representing 4.83% of the 13,773,485 shares of such class issued and outstanding as of June 10, 1998.

            (b) Each of Harold F. Ilg, Linda S. Ilg and the Partnership may be deemed to have shared voting and dispositive power with respect to 665,813 shares of Delphi Class A Common Stock, representing 4.83% of the 13,773,485 shares of such class issued and outstanding as of June 10, 1998.

            (c) The following transactions in the Delphi Class A Common Stock were effected by Harold F. Ilg in open market transactions through various brokers:

   Date of Transaction        Amount of Securities      Price Per Share
   -------------------        --------------------      ---------------
         3/12/98                      1800                  46.75
         3/12/98                      1700                  46.875
         3/12/98                      1600                  47.125
         5/7/98                       2000                  57.375
         5/7/98                       1700                  57.4375
         5/8/98                       1800                  57.5
         5/8/98                       2000                  57.625
         5/8/98                       2000                  57.75
         5/8/98                       2000                  58
         5/8/98                       1600                  58.25
         5/8/98                        400                  58.625
         5/11/98                      1700                  58.375



-------------------------------------------------------------------------------
CUSIP No.  247131 10 5                               Page   7   of   8   Pages
         ---------------------                            -----    -----
-------------------------------------------------------------------------------

   Date of Transaction        Amount of Securities      Price Per Share
   -------------------        --------------------      ---------------
         5/11/98                      1900                  58.4375
         5/11/98                      1700                  58.5
         5/11/98                      4000                  58.5625
         5/11/98                      2000                  58.625
         5/12/98                       500                  59.5
         5/12/98                      1500                  59.6875
         5/12/98                      2700                  59.75
         5/12/98                      1600                  59.875
         5/12/98                      2200                  60
         5/12/98                      1500                  60.0625
         5/13/98                      1000                  59
         5/13/98                      1300                  59.375
         5/13/98                      1500                  59.6875
         5/13/98                      1500                  59.625
         5/13/98                       500                  59.75
         5/19/98                       500                  57.5
         5/19/98                       900                  57.625
         5/26/98                      1800                  56.25
         6/8/98                       1800                  56.5
         6/8/98                       2200                  56.75
         6/8/98                       2200                  57
         6/8/98                       2500                  57.25
         6/9/98                       2300                  57.375
         6/9/98                        900                  57.625

            (d)   Not Applicable.

            (e) Each of Harold F. Ilg, Linda S. Ilg and the Partnership ceased to be the beneficial owners of more than five percent of the Delphi Class A Common Stock on June 9, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Not Applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Not Applicable.

                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated: June 18, 1998                      /s/ Harold F. Ilg
                                          -------------------------------------
                                          Harold F. Ilg



Dated: June 18, 1998                      /s/ Linda S. Ilg G.P.
                                          -------------------------------------
                                          Linda S. Ilg



Dated: June 18, 1998                      ILG FAMILY L.P. NO. 1


                                          By: /s/ Harold F. Ilg G.P.
                                              ---------------------------------
                                              Harold F. Ilg, General Partner